Mail Stop 4561

January 17, 2008

VIA USMAIL and FAX (516) 684 - 1059

Mr. Thomas Wirth
Chief Financial Officer
Feldman Mall Properties, Inc.
1010 Northern Boulevard, Suite 314
Great Neck, New York 11021

     Re: Feldman Mall Properties, Inc.
             Form 10-K for the year ended 12/31/2006
             Filed on 6/14/2007
             File No. 001-32365

Dear Mr. Thomas Wirth:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Linda Van Doorn
               Senior Assistant Chief Accountant